Filed by Colombier Acquisition Corp. II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Colombier Acquisition Corp. II

Commission File No. 001-41874

Date: June 27, 2025

The following statements by Omeed Malik, the Chief Executive Officer and Chairman of the Board of Directors of Colombier Acquisition Corp. II (“Colombier”), and Donald Trump Jr., a consultant to Metroplex Trading Company LLC (doing business as GrabAGun.com) (“GrabAGun”), and a nominee to the Board of Directors of GrabAGun Digital Holdings Inc., a Texas corporation that will be the go-forward public company following the consummation of the proposed business combination that is the subject of the Business Combination Agreement, dated as of January 6, 2025, between GrabAGun and Colombier, were included in an interview on the Clay & Buck radio show on June 27, 2025.

Buck Sexton (00:00):

Thanks for being here, everybody. We're joined now by two buddies of ours who have important things to talk to you all about. Omeed Malik, he's the founder of 1789 Capital and Donald Trump Jr. Who is also involved with 1789 Capital. They're working hard on the parallel economy, working hard on Saving America. Gentlemen, appreciate you being with us. Thanks, and tell us what you're up to these days.

Omeed Malik (00:25):

Thanks. This is Omeed. Great to be with you guys again. You can hear me okay?

(00:32):

Beautiful. So what we're most excited about, there's a ton of stuff that we can talk about today, but most, I think imminently, we've talked about this before, what Don and I have been doing for almost five years now is trying to protect our constitutional rights in the private sector. Last time we spoke, I was talking to you guys about the First Amendment and transactional freedom with Public Square. While we're moving on now and we're going to try to protect the Second Amendment, which has definitely been under attack. As you guys know, we're taking a company called GrabAGun public just in a few weeks here. The deal's going to close on July 15th and ring the New York Stock Exchange bell right after that to have this company get over a hundred million of cash and to be a publicly traded company. It's basically like an Amazon of guns and ammunition. So we're super excited about it and that's what we've been making the rounds on. I wanted to talk to you and your listeners about.

Clay Travis (01:22):

That's awesome. We're talking to Omeed Malik 1789 Capital. Also Donald Trump, Jr. I saw you guys in DC recently and we're fired up. I mean, full disclosure, Buck and I are invested with 1789 Capital. We believe in a lot of what you guys are doing. You've now been. I'll address Donald Trump Jr. here, seeing the craziness since your dad came down that escalator about a decade ago, we had a big decision to make. Democrats did, Hey, are they going to be crazier or are they going to come back to sanity? It seems like they have double, triple and quadrupled down on crazy, which means these alternative investments, building new conservative American valued companies is even more of a great investment thesis going forward.

Donald Trump Jr. (02:10):

I think so, a hundred percent, guys, you guys have seen it. We've been talking about it. I mean, what my father and the administration has been doing, trying to stop the sort of politicization and weaponization of government, Omeed and I are trying to do in the private sector. For so long companies that things that followed the basic tenets of American freedom and liberty, they'd be shut down. The big guys on Wall Street wouldn't give them funding even if it was a great business because they didn't check off some boxes of some woke nonsense that's out there. So you can't just take care of the stuff from the government side. You also have to do it from the private sector. So I think taking a gun company public on the New York Stock Exchange, it's sort of an ultimate F you to some of the nonsense that we've seen out there that we have to combat, and you're a hundred percent right, Buck.

Buck Sexton (04:16):

Speaking to Omeed Malik and Don Jr. Of course, Don Jr., Donald Trump Jr's son, of 1789 Capital, they're telling us about GrabAGun.com new project they're working on that is going to revolutionize the online gun buying industry. But guys, Omeed, I want to put this to you. I remember, and I know you do too, what it was like just a few years ago in those dark days of the Biden administration, for example, when there was this sneer of whatever, conservatives build your own internet, build your own Amazon, build your own payment processors, talk if you could, about what we're seeing with the creation of that parallel economy, which is really just a free speech and capitalist economy, one that isn't overrun by Woke madness, but what are some of the steps that you are involved with or some of the projects that you see on the horizon where the business of the American people can be business again and not announcing their pronouns in every email?

Omeed Malik (05:12):

Well, I think the first thing is just going back to exactly, you were there right next to us helping us build this whole thing, but it all starts really the modern history of this issue with a company called Parlor. I don't know if you guys remember that company Parlor? Oh, yeah. Oh yeah. So one of our business partners was the main funder of that, a woman named Rebecca Mercer. It was exactly what you said back then we didn't have any of the social media companies. Facebook was against us. Remember, Twitter was totally against us, so there was really no outlet. So they used to say, well, if you don't like it, go build your own. So a bunch of conservatives did. They went and they started Parler. It became the number one social media app in the country, and in January of 21, 3 big tech companies colluded to destroy it.

(05:56):

Amazon, because of Amazon Web services and then Apple and Google because they then work together and let you download it on your phones, either the Android or the iPhone. And now the major question that I started thinking about at that time, and this is where Don and I really started getting going on this, was what if they were elements of the federal government that told them to do that, that they just didn't act as private companies, even though they're probably monopolies, and that's where you had this nexus for this joining of forces to really deprive us of our constitutional rights because that's the key. If the federal government was getting involved in using private companies to backdoor the suppression of speech, which by the way, all of us on our phone and your listeners know, they were definitely doing that during COVID.

Buck Sexton (06:38):

Oh, yeah.

Omeed Malik (06:39):

Yeah. So they were using private companies that went along with it, which they never should have to deprive us of our rights. It was at that point we knew we had to fight back, and one of the first steps in fighting back was what Don and his dad did with a company called Truth Social, which went public via SPAC. You saw the overwhelming success of that company and what that signaled to those of us who were financiers that wanted to do something was that people were so fed up, they weren't just going to vote at the ballot box. They're going to vote their dollars now too and support a company to go public. You then saw it with Rumble, which Don was one of the first investors in You then saw it with Public Square, which me and Don took public two years ago, and now you're seeing it again here with GrabAGun and this is how we're going to fight back.

(07:23):

It's by promoting and providing that financing that Don is talking about. That's how they were winning. They weren't allowing banks under the ESG paradigm to even loan to gun companies, even if they're profitable. So it's this uneconomic behavior that then provided the opportunity for us to push back. And by the way, it's totally capitalistic what we're doing. If you want to ruin your company and make it woke and only kind of cater to those random voices that we know are not the majority of the country, go ahead and keep doing that. It makes no sense. But Don and I, you guys and a bunch of the rest of us are going to join forces when we all became friends during the dark days of the Biden administration and provide the rest of the country options across the board in every aspect of their lives.

Buck Sexton (14:33):

Omeed and Don, great work. As always. Thanks for calling in to tell us about what you guys are up to. Keep it going and let's keep this economy roaring and keep the parallel economy growing alongside it. Thank you guys so much.

Donald Trump Jr. (14:44):

Thank you. Thanks a lot, guys.

Additional Information

GrabAGun Digital Holdings Inc. (“Pubco”), Colombier Acquisition Corp. II (“Colombier II”) and Metroplex Trading Company, LLC (d/b/a GrabAGun) (“GrabAGun”) have filed a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”) with the SEC, which has, as of the date of this current filing, been declared effective. The Registration Statement includes a preliminary proxy statement of Colombier II and a prospectus in connection with the proposed business combination (the “Business Combination”) among Colombier II, Pubco, Gauge II Merger Sub Corp (“Colombier Merger Sub”), Gauge II Merger Sub LLC, (“GrabAGun Merger Sub”) and GrabAGun pursuant to the Business Combination Agreement, dated January 6, 2025, between the parties (the “Business Combination Agreement”).

Colombier II has also filed with the SEC a definitive proxy statement (the “Proxy Statement”) containing important information about the Meeting and how Colombier II shareholders as of the Record Date established for purposes of the Meeting can vote their shares.

SHAREHOLDERS OF COLOMBIER II AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT, AND AMENDMENTS THERETO, IN CONNECTION WITH COLOMBIER II’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION ABOUT COLOMBIER II, GRABAGUN, PUBCO AND THE BUSINESS COMBINATION. Now that the Registration Statement has been declared effective, Colombier will mail the definitive proxy statement/prospectus and a proxy card to each shareholder of Colombier as of the Record Date. Shareholders will also be able to obtain copies of the Registration Statement and the Proxy Statement, without charge, on the SEC’s website at www.sec.gov or by directing a request to: Colombier Acquisition Corp. II, 214 Brazilian Avenue, Suite 200-J, Palm Beach, FL 33480; e-mail: colombier@icrinc.com.

Participants in The Solicitation

Pubco, Colombier II, GrabAGun, and their respective directors, executive officers and members, as applicable, may be deemed to be participants in the solicitation of proxies from the shareholders of Colombier II in connection with the Business Combination. Colombier II’s shareholders and other interested persons may obtain more detailed information regarding the names, affiliations, and interests of certain of Colombier executive officers and directors in the solicitation by reading Colombier II’s final prospectus filed with the SEC on November 20, 2023 in connection with Colombier II’s initial public offering (“IPO”), Colombier II’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC on March 25, 2024 and Colombier II’s other filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination, which may, in some cases, be different from those of shareholders generally, will be set forth in the Registration Statement relating to the Business Combination when it becomes available. These documents can be obtained free of charge from the source indicated above.

No Offer Or Solicitation

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “may,” “will,” “expect,” “continue,” “should,” “would,” “anticipate,” “believe,” “seek,” “target,” “predict,” “potential,” “seem,” “future,” “outlook” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, references with respect to the anticipated benefits of the proposed Business Combination; GrabAGun’s ability to successfully execute its expansion plans and business initiatives; the sources and uses of cash of the proposed Business Combination; the anticipated capitalization and enterprise value of the combined company following the consummation of the proposed Business Combination; and expectations related to the terms and timing of the proposed Business Combination. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of GrabAGun’s and Colombier II’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of GrabAGun and Colombier II. These forward-looking statements are subject to a number of risks and uncertainties, including the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the transactions described herein; the inability to recognize the anticipated benefits of the Business Combination; the inability of GrabAGun to maintain, and Pubco to obtain, as necessary, any permits necessary for the conduct of GrabAGun’s business, including federal firearm licenses issued pursuant to the Gun Control Act, 18 USC 921 et seq. and special occupational taxpayer stamps issued pursuant to the National Firearms Act, 26 USC 5849 et seq.; the disqualification, revocation or modification of the status of those persons designated by GrabAGun as Responsible Persons, as such term is defined in 18 U.S.C. 841(s); the ability to maintain the listing of Colombier II’s securities on a national securities exchange; the ability to obtain or maintain the listing of Pubco’s securities on the NYSE, following the Business Combination; costs related to the Business Combination; changes in business, market, financial, political and legal conditions; risks relating to GrabAGun’s operations and business, including information technology and cybersecurity risks, and deterioration in relationships between GrabAGun and its employees; GrabAGun’s ability to successfully collaborate with business partners; demand for GrabAGun’s current and future offerings; risks that orders that have been placed for GrabAGun’s products are cancelled or modified; risks related to increased competition; risks that GrabAGun is unable to secure or protect its intellectual property; risks of product liability or regulatory lawsuits relating to GrabAGun’s products and services; risks that the post-combination company experiences difficulties managing its growth and expanding operations; the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Colombier II’s securities; the risk that the Business Combination may not be completed by Colombier II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Colombier II; the failure to satisfy the conditions to the consummation of the Business Combination; the outcome of any legal proceedings that may be instituted against GrabAGun, Colombier II, Pubco or others following announcement of the proposed Business Combination and transactions contemplated thereby; the ability of GrabAGun to execute its business model; and those risk factors discussed in documents of Pubco and Colombier II filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Colombier II nor GrabAGun presently know or that Colombier II and GrabAGun currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Colombier II’s, Pubco’s and GrabAGun’s expectations, plans or forecasts of future events and views as of the date of this communication. Colombier II, Pubco and GrabAGun anticipate that subsequent events and developments will cause Colombier II’s, Pubco’s and GrabAGun’s assessments to change. However, while Colombier II, Pubco and GrabAGun may elect to update these forward-looking statements at some point in the future, Colombier II, Pubco and GrabAGun specifically disclaim any obligation to do so. Readers are referred to the most recent reports filed with the SEC by Colombier II. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by U.S. federal securities laws.